United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Goldman Sachs Group, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Goldman Sachs Group, Inc.

RE: The case to vote FOR Shareholder Proposal No. 6 (“Shareholder Proposal Regarding a Policy for an Independent Chair”) on the 2023 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Shareholder Proposal No. 6 (“Shareholder Proposal Regarding a Policy for an Independent Chair”), on the 2023 Proxy Ballot for The Goldman Sachs Group, Inc. (“Goldman Sachs” or “Company”).

Summary

As has been long recognized under the American form of government, separation of powers, along with checks and balances, are healthy practices. When it comes to leadership of public corporations, which are owned by a broad ideological and economic spectrum of shareholders, those practices also enhance accountability and self-examination. While not perfectly analogous to a representative republic form of democracy, the separation of responsibilities between a chief executive officer and a chair of the board enables each to focus on critical matters that fall under their respective purviews.

At the same time, one person occupying both the Chair and CEO roles infuses that leader with an inordinate amount of insufficiently-checked power. As we cite from the Council of Institutional Investors in our proposal’s supporting statement, “A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.”

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:1

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

And as two business law professors argued in the Harvard Business Review, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”2

The HBR co-authors, Joseph Mandato of Stanford University and William Devine of Menlo College, cite as examples “debacles” from recent years at Boeing, WeWork and Facebook (now Meta), in which they argue that a board of directors might be less willing to challenge a Chair and CEO, if both are the same person.

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

While Goldman Sachs believes that combining the roles of CEO and Board Chair is “effective in promulgating strong and effective leadership of the firm,” we contend the opposite is the case.3

1 Geneen, Harold. Managing, Doubleday, January 1, 1984.

2 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

3 “The Goldman Sachs Group, Inc. proxy statement 2023 annual meeting of shareholders,” The Goldman Sachs Group, Inc., March 17, 2023. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2023/2023-proxy-statement-pdf.

Goldman Sachs’s response to our proposal

Goldman Sachs claims the CEO and Board Chair roles should continue to be consolidated based on the following rationale:4

-The need for “flexibility” in Board structure

-Existing “strong” and “independent” Board oversight

-Adherence to industry standards

The need for ‘flexibility’ in Board structure

In its statement of opposition, the Company’s board of directors call our proposal “unnecessary” and cite the need for “flexibility” in its ability to design a leadership structure, citing the Board’s “fiduciary duty” to “act in the best interests of our firm and our shareholders.”5 In doing so, the Company has characterized our proposal as being rigid and cumbersome.

To that we plead: “Guilty as charged.” Flexibility should be viewed as a bug, not a feature.

Looking at the United States government analogy, is our constitutional form of government too rigid? Or should elected (or even appointed) leaders have elastic rules to play by – like Goldman Sachs’s – so the preferences of a few powerful elites can be accommodated, dependent on shifting priorities like personal relationships, politics, peer acceptance, Twitter favorability, and other irrelevant subjectivisms beyond fiduciary duties? Despite the asserted benefit of being “efficient” and “demonstrat(ing) clear accountability to shareholders, clients and others,” this leads to less accountable concentration of power and influence within the singular role.6

Returning to our U.S. government analogy, would national oversight by our elected leaders be better served if, say, Congress decided it would be best if the roles of Speaker of the House and the President of the United States were held by the same person – but at another random given time, decided it was not the best practice? Such determinations are more subject to flawed, personal human opinions than to what’s best for the “firm’s needs.”7 Shareholders depend on consistency in knowing the rules that leadership plays by.

Existing ‘strong’ and ‘independent’ Board oversight

Goldman Sachs claims that it is “committed to independent leadership on our Board” and claim that shareholder interests are protected because of the Board’s independence, while failing to actually create a Board that is independent and objective.8 The Company’s 2023 Proxy states, “Each (Board) Committee shall conduct an annual self-evaluation as provided for in its

4 “The Goldman Sachs Group, Inc. proxy statement 2023 annual meeting of shareholders,” The Goldman Sachs Group, Inc., March 17, 2023. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2023/2023-proxy-statement-pdf.

5 Ibid.

6 Ibid.

7 Ibid.

8 Ibid.

respective charter” and that Board “does not have a policy on whether the role of Chairman and CEO should be separate or combined.”9 We find this to be illogical and a testament to the unacceptable corporate governance practices of the company.

The Board also argues – like every other company with a similar governance structure – that separation of the Chair and CEO roles is not necessary, because the Company has a “strong” and “active” Lead Independent Director with a “robust role” and “expansive duties” that promotes an “efficient and appropriate leadership structure.”10 The “powers” and “duties” of the role include:

-The ability to call meetings

-Setting and approving meeting agendas and related materials

-Presiding at executive sessions of independent directors

-Engaging with independent directors and non-employee directors

-Chairing board meetings when the Chair/CEO is too busy managing the Company

-Providing feedback and acting as a liaison to the Chair/CEO

-“Focusing on Board effectiveness, composition and evaluations”11

-Oversee governance processes and evaluation of the board and CEO

-“Consulting and directly communicating with shareholders and other key constituents”12

In reality, the Lead Independent Director sounds more like an executive assistant than a “robust” or “strong” counter to the Chair/CEO.

Goldman Sachs has stated that the Board of Directors is “committed to independent leadership on our Board.”13 However, this obvious exception for the combination of the Chair and CEO role decreases the independence and objectivity of the entire Board and should be remedied so all Board members are independent.

Adherence to industry standards

Goldman Sachs claims that separating the positions of Board Chair and CEO is “unnecessary and not in the best interests of our firm or our shareholders.”14 The Company claims that giving the Board ample flexibility allows it to “best serve our Board’s and our shareholders’ interests at any given time.”15 This, however, is in stark contradiction to the beliefs of financial experts and common industry practices.

9 “Corporate governance guidelines,” The Goldman Sachs Group, Inc., February 2023. See https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/corp-gov-guidelines.pdf.

10 “The Goldman Sachs Group, Inc. proxy statement 2023 annual meeting of shareholders,” The Goldman Sachs Group, Inc., March 17, 2023. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2023/2023-proxy-statement-pdf.

11 Ibid.

12 Ibid.

13 Ibid.

14 Ibid.

15 Ibid.

Goldman Sachs also claims “there is no clear, empirical evidence that a combined Chair-CEO negatively affects company performance or impairs the efficacy of independent directors.”16 The CFA Institute rejects Goldman Sachs’s policy and states that “Good corporate governance not only protects the interests of investors and improves their trust in capital markets, but also acts as a key driver of investment performance.”17 The CFA Institute insists that “board independence is a key cornerstone of corporate governance” and that “the same person should not perform the roles of Chair and CEO and that the chair should be an independent director.”18 Separating these roles is good corporate governance and is becoming best practice within the industry.

Most S&P 500 companies separate the roles of Chair and CEO. According to the 2022 Spencer Stuart Board Index survey, “Fifty-seven percent of S&P 500 boards split the chair and CEO roles, compared with 59 percent (in 2021).”19 That survey says that “a growing number of S&P 500 boards have separated the chair and CEO roles.”20 For reference, 51 percent of S&P 500 companies had separate CEOs and Board Chairs in 2017 versus 57 percent in 2022, while the use of independent chairs has grown from 28 percent of S&P 500 companies in 2017 to 36 percent in 2022.21 The growing separation of the CEO and Chair positions, as well as Chair independence, within publicly traded companies signifies the changing sentiment towards Chair independence.

The dangers of too much concentrated power

When it comes to leadership structure, the concentration of power in a one-person Chair/CEO redounds little, if any, innate benefit to a Company and its shareholders, that a separated Chair and CEO structure could not also accomplish. On the other hand, Chair and CEO responsibilities are more likely to dilute the effectiveness and fulfillment of each role if both are held by one person.

In the Boeing example cited by Mandato and Devine, the co-authors cite former Chair/CEO Dennis Muilenburg’s three-year tenure, during which the company successfully lobbied to ease

16 Ibid.

17 “CFA Institute pushes for more independence and diversity on company boards,” CFA Institute, September 14, 2021. See https://www.cfainstitute.org/en/about/press-releases/2021/independent-directors-in-Asia-Pacific.

18 Ibid.

19 “2022 U.S. Spencer Stuart Board Index,” Spencer Stuart, October 2022. See https://www.spencerstuart.com/-/media/2022/october/ssbi2022/2022_us_spencerstuart_board_index_final.pdf.

20 Ibid.

21 Ibid.

government oversight of new airplane designs.22 A subsequent series of events “is suspected to have led to two plane crashes and the tragic loss of 346 lives, the grounding of almost 500 planes worldwide, and company losses that will exceed $18 billion” (as of March 2020).

The two professors noted that during Muilenburg’s reign, he sought to remake the company as a “global industrial champion,” who debated openly with SpaceX founder/CEO Elon Musk over whose rocket would carry the first person to Mars. Meanwhile, he allegedly fostered an employee culture that disrespected and mocked regulators, among whom the twice-crashed 737 MAX was referred to as “a joke.”

“Boeing might have benefitted from a board chair initiating a closed executive session that considered Muilenburg’s fixation on global and interplanetary aspirations,” Mandato and Devine wrote. “Perhaps those aspirations could have been identified as what they turned out to be: signals that the corporation’s priorities had veered dangerously out of alignment.”

Even now Boeing is trying to recover from the disastrous 737 MAX “cascade of errors, shortcuts and management failures”[23] that marked the Muilenburg era – but is still losing ground to rival Airbus.[24]

In the present case with Goldman Sachs, the Board argues in its opposition to our proposal that the combined Chair/CEO arrangement has allowed David Solomon, current Chairman and CEO, to utilize his “extensive knowledge of all aspects of our current business, operations and risks” to “(implement) strategic realignment, integration of recent acquisitions, execution of our strategic plans and investment for long-term growth.”[25] This introduces the risk that Mr. Solomon finds certain issues pressing that are not aligned with the issues that shareholders find important.

Questioning Mr. Solomon’s leadership as Chairman and CEO

Involvement with low-priority ‘woke’ activities

22 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

23 Cohn, Scott. “One year after the 737 Max’s return, Boeing is still trying to get back on course,” CNBC, Jan. 24, 2022. See https://www.cnbc.com/2022/01/24/the-737-max-may-be-back-but-boeing-is-still-trying-to-get-back-on-course.html.

24 Jolly, Jasper. “Boeing 737 Max disaster casts long shadow as planemaker tries to rebuild fortunes, The Guardian, June 25, 2022. See https://www.theguardian.com/business/2022/jun/25/max-disaster-casts-long-shadow-as-boeing-tries-to-rebuild-its-fortunes.

25 “The Goldman Sachs Group, Inc. proxy statement 2023 annual meeting of shareholders,” The Goldman Sachs Group, Inc., March 17, 2023. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2023/2023-proxy-statement-pdf.

-As part of Mr. Solomon’s devotion to Goldman Sachs’s involvement in ESG initiatives, the Company has joined the Net Zero Banking Alliance (we invite readers to review our Notice of Exempt Solicitation that addresses Shareholder Proposal Nos. 9, 10, and 11 on the 2023 Goldman Sachs Proxy statement26). Net Zero’s goals to eliminate the use of fossil fuels and emissions of greenhouse gases are “based on analytical methods that violate fundamental tenets of the scientific method.”27 Such goals are unrealistic and unnecessary, as “proponents regularly report that extreme weather is more severe and frequent because of climate change while the evidence shows no increase – and, in some cases, a decrease – in such events.”28 Computer models that forecast a catastrophic future due to global warming are infected with a “garbage in, garbage out” disease fueled by flawed data that do not accurately reflect the historical temperature record. “Conclusions of the [UN] Intergovernmental Panel on Climate Change that contradict the narrative of catastrophic global warming from fossil fuels are rewritten by government bureaucrats for public reports to support the false narrative of Net Zero.”29

-

Mr. Solomon led the Company in a joint effort with several other corporations and labor unions to pressure the Trump administration to keep the United States in the Paris Climate Agreement, which was never ratified by the U.S. Senate as required under the Constitution.[30] Mr. Solomon has continued to support the Paris Climate Agreement.[31] Goldman Sachs tried to hamstring its home country’s economy under the non-binding treaty by calling for greenhouse emissions reductions in the US, while no such requirements were in the agreement to limit countries like China and India, whose emissions from coal-fired power plants continue to grow at exponential rates.[32]

26 See https://www.sec.gov/Archives/edgar/data/886982/000109690623000755/nlpc_px14a6g.htm.

27 Rotter, Charles. “Challenging net zero with science: Lindzen-Happer-CO2 coalition paper released,” Watts Up With That? February 23, 2023. See https://wattsupwiththat.com/2023/02/27/challenging-net-zero-with-science-lindzen-happer-co2-coalition-paper-released/.

28 Lindzen, Richard; Happer, Will; Wrightstone, Gregory. “Challenging ‘Net Zero’ with Science,” CO2 Coalition, Feb. 23, 2023. See https://co2coalition.org/wp-content/uploads/2023/02/2023-02-23-Challenging-Net-Zero-with-Science.pdf.

29 Ibid.

30 Chesser, Paul. “American Corporations Push Paris Climate Accord as China Pushes Coal,” National Legal and Policy Center, Dec. 16, 2019. See https://archive.nlpc.org/2019/12/16/american-corporations-push-paris-climate-accord-as-china-pushes-coal/.

31 “Goldman Sachs CEO, Steinitz join critics of US pullout from Paris accords,” The Times of Israel, June 2, 2017. See https://www.timesofisrael.com/goldman-sachs-ceo-steinitz-join-critics-of-us-pullout-from-paris-accords/.

32 Chye, Matthew & Chew, Carman. “India’s power output grows at fastest pace in 33 years, fueled by coal,” Reuters, April 5, 2023. See https://www.reuters.com/business/energy/indias-power-output-grows-fastest-pace-33-years-fuelled-by-coal-2023-04-05/.

-In keeping with its misguided ESG and climate agenda, Goldman Sachs has made significant financial commitments to incorporate “sustainable” business practices, including the following:

oIssuing an $800 million inaugural sustainability bond and establishing a sustainable issuance framework.33

oCreating the Climate Innovation Fund alongside Bloomberg, contributing seed funding of $25 million.34

oTargeting $750 billion in “sustainable financing, investment, and advisory activity” by 2030.35

oCommitting $10 billion in direct investment capital and $100 million in philanthropic support to “address the dual disproportionate gender and racial biases that Black women have faced for generations”36 – a program that sounds like a form of reparations, that is itself racist.

-

In 2021, Mr. Solomon signed a statement “opposing ‘any discriminatory legislation’ that makes it harder for people to vote.”[37] This statement opposed the Georgia Election Integrity Act, which is now a law that ensures improved election accountability. Critics falsely claimed that legislation such as the Election Integrity Act are “part of a broader Republican effort to restrict access to the ballot box.”[38] The results of the Election Integrity Act were seen in the 2022 election, with it being the “most successful election in history,” as early voting tripled relative to 2018 and it became “easier for citizens to vote and harder to cheat.”[39] [40] Goldman Sachs’s stated

opposition to the new law damaged the company’s integrity and image, thanks to Mr. Solomon’s unchecked judgment.

-    Goldman Sachs is a partner with the World Economic Forum. During the annual WEF meeting in 2020, Mr. Solomon stated that Goldman Sachs will not take any company public unless they have at least one “diverse”

33 “The Goldman Sachs Group, Inc. proxy statement 2023 annual meeting of shareholders,” The Goldman Sachs Group, Inc., March 17, 2023. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2023/2023-proxy-statement-pdf.

34 Ibid.

35 Ibid.

36 “Goldman Sachs: One million black women,” Goldman Sachs, accessed March 31, 2023. See https://www.goldmansachs.com/our-commitments/sustainability/one-million-black-women/index.html.

37 Henney, Megan. “Hundreds of CEOs, corporations unite to oppose ‘discriminatory’ voting bills,” FoxBusiness.com, April 14, 2021. See https://www.foxbusiness.com/politics/ceos-corporations-oppose-voting-bills.

38 Ibid.

39 Brown, Spencer. “Coca-Cola gets trolled in Georgia for Lying about election integrity law,” Townhall, December 6, 2022. See https://townhall.com/tipsheet/spencerbrown/2022/12/05/coca-cola-gets-trolled-in-georgia-for-lying-about-election-integrity-law-n2616773.

40 “Myth v. fact: Georgia’s election integrity act,” Senate Republican Policy Committee, June 23, 2022. See https://www.rpc.senate.gov/policy-papers/myth-v-fact-georgias-election-integrity-act.

board member.41 As our organization has previously stated, “such board ‘diversity’ requirements violate the Constitution’s equal protection clause as well as statutory provisions prohibiting discrimination.”42 While Goldman Sachs forces these policies on other companies and promotes them externally, internally at the bank African-Americans and women make up 3 percent and 29 percent of senior management roles, respectively.43 44

Misappropriation, inappropriate and/or questionable use of company resources

-Investment bankers work notoriously long hours, but Goldman Sachs demands them to work even longer hours than is typical in the industry. Junior bankers reportedly work 98 hours a week, 18 more than their peers. Their effective wage is approximately $22 per hour.45 This follows an internal survey conducted by first-year analysts in 2021 regarding their work requirements, with many getting only five hours of sleep and 80 percent feeling like they were a victim of workplace abuse.46 Despite these reports, “it doesn’t seem much has changed in regards to working hours for the first-years at Goldman.”47 Despite Mr. Solomon’s promise that he’ll “try to give them Saturdays off,” analysts still report “inhumane” working conditions that create mentally and physically unstable environments.48

-

Mr. Solomon, during his time away from his CEO responsibilities, is often seen DJ’ing at clubs, sometimes using company resources to support his hobby. While Goldman Sachs’s investment banking analysts work 120 hours a week, Mr. Solomon spends his time enlisting the bank’s social media manager to help “manage (his) social media presence” and “promote new releases and DJ

41 Ho, Sally. “Goldman Sachs: We won’t take companies public without at least 1 woman on the board,” Green Queen, March 7, 2020. See https://www.greenqueen.com.hk/goldman-sachs-we-wont-take-companies-public-without-at-least-1-woman-on-the-board/.

42 Kamenar, Paul. “Shareholder activist wants independent chairman at Goldman Sachs,” April 28, 2022. See https://newsdirect.com/news/shareholder-activist-wants-independent-chairman-at-goldman-sachs-925971506.

43 Ziady, Hanna. “Goldman Sachs employs just 49 black people in top US jobs,” CNN Business, April 21, 2021. See https://www.cnn.com/2021/04/21/business/goldman-sachs-workforce-diversity/index.html.

44 Iyer, Seema. “Why Goldman Sachs’ push for diversity is a great step in the right direction,” HR Magazine, May18, 2020. See https://www.hrmagazine.co.uk/content/features/why-goldman-sachs-push-for-diversity-is-a-great-step-in-the-right-direction/.

45 Nguyen, Britney and Brownstein, Emmalyse. “Goldman Sachs junior bankers work 98 hours a week, a new survey says – making the equivalent of about $22 an hours,” Insider, Inc., December 3, 2022. See https://www.businessinsider.com/goldman-sachs-junior-analysts-working-100-hours-week-survey-2022-12.

46 Ibid.

47 Ibid.

48 Steigrad, Alexandra. “Goldman CEO says he’ll try to get exhausted, 100-hour-a-week workers Saturdays off,” New York Post, March 22, 2021. See https://nypost.com/2021/03/22/goldman-ceo-tells-exhausted-workers-hell-try-to-give-them-saturdays-off/.

appearances by Solomon.”49 There have been allegations that Mr. Solomon has used his relationships with Goldman Sachs clients to promote his DJ career, most recently by having a client, Larry Mestel, owner of Primary Wave, gain approval from Whitney Houston’s sister-in-law and Sony Entertainment for Mr. Solomon to develop a remix of Houston’s hit song “I Wanna Dance With Somebody.”50 On top of having bank employees handle his social media, Mr. Solomon has also “used bank employees to manage his music schedule.”51

-Goldman Sachs committed to wind down its Russian operations in March of 2022 due to the country’s invasion into Ukraine. However, their operations remain despite nearly every other American-based bank having ceased business there, stating that isolating Russia is “not our job.”52 53 The bank supported the issuance of Russian sovereign debt, which are used to finance Russia’s war efforts against Ukraine, by using loopholes in the Biden administration’s sanctions to broker transactions between Moscow creditors and U.S. investors, generating significant profits in the process; 54 The bank was forced to stop brokering such transactions in June of 2022 in response to heightened U.S. sanctions.55

The bank has continued other banking activities in the country, even after a former Goldman Sachs banker submitted a letter to Mr. Solomon that encouraged him to stay on the “right side of history” and shut down bank operations in Russia.56 Despite Goldman Sachs’s expressed willingness to cease operations in the country, the bank has delayed that step for as long as possible, as companies in the banking and oil sectors that attempt to sell their Russia-based business will be required to gain permission from Russian President Vladimir Putin. Failure to sell would result in financial losses and potential seizure of assets by the Russian government.57 The

49 Zilber, Ariel. “Goldman Sachs CEO won rights to Whitney Houston DJ remix through bank client: report,” New York Post, February 8, 2023. See https://nypost.com/2023/02/08/goldman-sachs-ceo-won-rights-to-whitney-houston-dj-remix-through-bank-client/.

50 Ibid.

51 Alexander, Harriet. “Revealed: Head of Goldman Sachs and part-time DJ David Solomon won coveted permission to remix Whitney Houston track from a business client and propelled himself up Spotify rankings - and 'used bank employees to manage his music schedule,’” Daily Mail, February 5, 2023. See https://www.dailymail.co.uk/news/article-11716597/Head-Goldman-Sachs-won-coveted-permission-remix-Whitney-Houston-track-business-client.html.

52 Hammer, Alex. “Goldman Sachs restructures its asset holdings in Russia – after voting to pull out of the country 10 months ago,” Daily Mail, January 30, 2023. See https://www.dailymail.co.uk/news/article-11692421/Goldman-Sachs-restructures-asset-Russia-vowing-pull-country-10-months-ago.html.

53 Garfinkel, Noah. “Goldman Sachs CEO: Isolating Russia is ‘not our job,’” Axios, March 15, 2022. See https://www.axios.com/2022/03/14/goldman-sachs-david-solomon-isolating-russia.

54 Allen, J., Ruhle, S., and Herman, C. “How Goldman Sachs profits from war in Ukraine, loophole in sanctions,” NBC News, March 10, 2022. See https://www.nbcnews.com/politics/politics-news/goldman-sachs-profits-ukraine-war-loophole-sanctions-rcna19584.

55 Bray, Wesley. “JP Morgan and Goldman Sachs halt Russian debt trading following increased US sanctions,” The Trade, June 15, 2022. See https://www.thetradenews.com/jp-morgan-and-goldman-sachs-halt-russian-debt-trading-following-increased-us-sanctions/.

56 Clarke, Paul. “Goldman Sachs CEO slammed for Russia response in ex-employee open letter,” Financial News, March 2, 2022. See https://www.fnlondon.com/articles/goldman-sachs-ceo-slammed-for-russia-response-in-ex-employee-open-letter-20220302?target=/.

57 Alderman, Liz. “Leave Russia? A year later many companies can’t, or won’t,” The New York Times, March 2, 2023. See https://www.nytimes.com/2023/03/02/business/russia-companies-exit.html.

aforementioned letter to Mr. Solomon claimed that “we all have blood on our hands” due to the bank’s continued operations in Russia.58 Mr. Solomon’s failure to act swiftly and sufficiently has led to increased skepticism and damage to Goldman Sachs, with the bank, including Mr. Solomon, being accused of “moralwashing” by “saying one thing and doing another.”59

-     Several existing holdings present high risks due their entanglement with the Chinese government and military, as well as ties to human rights violations. Goldman Sachs claims that their “ETFs and other products comply with sanctions, and we have a process in place to monitor for compliance with such sanctions,” though several companies held in Goldman Sachs ETFs either face sanctions or have a strong possibility of facing sanctions due to their involvement with the Chinese government or military, as well as their ties to human rights violations.

The Company conducts a significant amount of business in China, investing in companies through the Goldman Sachs ActiveBeta Emerging Markets Equity ETF (GEM). GEM, which has hundreds of millions of assets under management, effectively funds the CCP’s oppressive military companies. Goldman Sachs invests in these CCP driven companies despite the Chinese regime committing genocide against ethnic minorities and threatening military action against the government of Taiwan – actions that run counter to everything that the Company’s sustainability and other reports says the company stands for.60

-After Goldman Sachs purchased two Gulfstream jets in 2020, Mr. Solomon has used the jets for personal trips, including excursions to Montana, the Bahamas, and the Hamptons.61 Despite Goldman Sachs’s policy to “limit personal use” of the jets, Mr. Solomon appears to have no such limit, going as far as to book seven trips over seven consecutive weekends.62 After an abysmal fourth quarter that resulted in profits falling almost 70 percent, Goldman Sachs not only scrapped plans to buy a third jet

58 Clarke, Paul. “Goldman Sachs CEO slammed for Russia response in ex-employee open letter,” Financial News, March 2, 2022. See https://www.fnlondon.com/articles/goldman-sachs-ceo-slammed-for-russia-response-in-ex-employee-open-letter-20220302?target=/.

59 “Allianz and Goldman Sachs accused of communications ‘moralwashing’ on Russia,” Funds Europe, October 6, 2022. See https://www.funds-europe.com/news/allianz-goldman-sachs-communications-moralwashing-russia.

60 “The Goldman Sachs Group, Inc. proxy statement 2023 annual meeting of shareholders (Shareholder Proposal No. 7),” The Goldman Sachs Group, Inc., March 17, 2023. See https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2023/2023-proxy-statement-pdf.

61 Barrabi, Thomas. “Goldman Sachs reviewing cost of private jet travel favored by CEO David Solomon: report,” New York Post. See https://nypost.com/2023/01/11/goldman-sachs-reviewing-cost-of-private-jet-travel-favored-by-ceo-david-solomon-report/.

62 Ibid.

with a built-in shower, but launched a full-scale review regarding Mr. Solomon’s use of the jets and the related expenses to the Company.63 In response to the Goldman Sachs’s spending on private jets, a Company spokesperson said, “it’s ridiculous to focus on any single segment or line item.”64 We would argue that it is ridiculous for any single line item to be as large as the tens of millions of dollars the Company has spent on its private jets, considering the Company’s stated commitment to reduce carbon dioxide emissions for the ostensible goal to address climate change.65

Alleged unethical and illegal activities

-Bloomberg News reported the details of a leaked $12 million settlement over Goldman Sachs’s “sexist culture,” describing how Mr. Solomon “boasted about his sexual prowess.”66 The lawsuit was filed by a former partner who “accused the investment bank of fostering a sexist culture” and included details of Mr. Solomon bragging about his conquests.67 The lawsuit further claimed that the company tolerated “dismissive… crude and vulgar remarks from senior officials.”68

This settlement is only the most recent sexual harassment lawsuits Goldman Sachs has faced. A class-action lawsuit against the Company was leaked in September 2022, with the lawsuit alleging “lewd and criminal behavior by senior bankers at the firm,” listing at least 75 instances of sexual misconduct by managers and seven criminal complaints.69 There have also been accusations that recruiting processes objectify female candidates based on their physical attributes.70

-Following the collapse of the hedge fund Archegos Capital Management, nearly ten class action lawsuits were filed against Goldman Sachs and Morgan Stanley, claiming that “the two banks sold several large blocks of shares in companies in which Archegos held positions after confidentially learning that it was likely to fail in meeting margin calls.”71 Both Goldman Sachs and Morgan Stanley’s prime brokerage groups handled part of Archegos’s trading activities. After informing banks that Archegos would be unable to meet margin calls on the hedge fund’s total return swaps, many banks began to seize the collateralized stocks. In an attempt to avoid losses in the resulting liquidation of Archegos, the prime brokerage groups at Goldman Sachs and Morgan Stanley allegedly sold stocks by executing large block trades before other involved banks, such as Credit Suisse and Nomura, were aware of

63 Ibid.

64 Zilber, Ariel. “Goldman Sachs scraps plan to buy private jet equipped with a shower: source,” New York Post, March 28, 2023. See https://nypost.com/2023/03/28/goldman-sachs-scraps-plan-to-buy-private-jet-equipped-with-a-shower-source/?dicbo=v2-vkf4tVv.

65 Ibid.

66 Ibid.

67 Ibid.

68 Ibid.

69 Ibid.

70 Ibid.

71 Barash, Martina. “Goldman, Morgan Stanley see Archegos-tied investor suits aligned,” Bloomberg Law, March 11, 2022. See https://news.bloomberglaw.com/banking-law/goldman-morgan-stanley-see-archegos-tied-investor-suits-aligned.

the situation.72 Goldman Sachs and Morgan Stanley have claimed that “an informational advantage does not create a duty not to trade” and that “there was no evidence they sought to defraud anyone,” though the lawsuit claims that the two banks “violated securities laws – and avoided billions of dollars of their own losses – by selling to ‘unsuspecting and unwitting investors.’”73 Despite the allegations of securities law violations, Mr. Solomon has stated that he is “very pleased with how our team handled it.”74

-In Goldman Sachs’s second quarter 10-Q financial report, the Company disclosed that the Consumer Financial Protection Bureau (“CFPB”) began an investigation into Goldman Sachs’s credit card business, citing concerns surrounding the bank’s “card account management, practices, refunds and billing error resolution.”75 Mr. Solomon himself admitted that the Company “probably took on more than we should have.”76 Since the initial announcement of the investigation by the CFPB, “other government agencies” have reportedly begun investigations into the company as well.77 Should Goldman Sachs face a settlement with the CFPB similar to the $3.7 billion penalty the CFPB hit Wells Fargo with in December of 2022, Mr. Solomon should be held responsible for neglecting to have implement effective oversight over the practice.78

-Marcus by Goldman Sachs, the Company’s online retail banking business, was launched in 2016 and phased out in 2022 due to the segment’s steep losses, contributing significantly to the consumer banking division’s total loss of over $3 billion since 2020.79 Marcus, in which Goldman Sachs invested billions of dollars, was launched in an attempt to provide online-only retail bank offerings, such as high-yield savings accounts, certificates of deposits, and unsecured personal loans, to retail

72 Farrell, M., Margot, P., and Chung, J. “Goldman, Morgan Stanley limit losses with fast sale of Archegos assets,” The Wall Street Journal, March 30, 2021. See https://www.wsj.com/articles/goldman-morgan-limit-losses-with-fast-sale-of-archegos-assets-11617062028.

73 Stempel, Jonathan. “Goldman, Morgan Stanley seek to end investors’ Archegos-linked lawsuits,” Reuters, August 15, 2022. See https://www.reuters.com/markets/europe/goldman-morgan-stanley-seek-end-investors-archegos-linked-lawsuits-2022-08-15/.

74 Pound, Jesse. “Goldman’s risk controls worked well during Archegos fire sale, CEO Solomon says,
CNBC, April 6, 2021. See https://www.cnbc.com/2021/04/06/goldmans-risk-controls-worked-well-during-archegos-fire-sale-ceo-solomon-says.html.

75 “The Goldman Sachs Group: Form 10-Q,” The Goldman Sachs Group, Inc., August 3, 2022. See https://www.goldmansachs.com/investor-relations/financials/10q/2022/second-quarter-2022-10-q.pdf.

76 Li, Yun. “David Solomon admits Goldman took on too much, too quickly in consumer business,” CNBC, January 18, 2023. See https://www.cnbc.com/2023/01/18/solomon-says-goldman-took-on-too-much-too-quickly-in-consumer-business.html.

77 Kiesche, Liz. “Goldman Sachs says probe of its credit card business expands beyond CFPB,” Seeking Alpha, February 24, 2023. See https://www.cnbc.com/2023/01/18/solomon-says-goldman-took-on-too-much-too-quickly-in-consumer-business.html.

78 Lenihan, Rob. “Feds go after Goldman Sachs for not protecting your money,” The Street, January 20, 2023. See https://www.thestreet.com/investing/feds-go-after-goldman-sachs-for-not-protecting-your-money.

79 Moynihan, Lydia. “Goldman Sachs CEO David Solomon fends off attacks over consumer banking flop,” New York Post, February 28, 2023. See https://nypost.com/2023/02/28/goldman-sachs-ceo-david-solomon-fends-off-attacks-over-marcus-flop/.

consumers.[80] After a series of strategic missteps and attempted restructurings, Marcus was shuttered. Once Mr. Solomon announced plans to shut the subsidiary down, he terminated over 3,200 employees on a day that was dubbed as “David’s Demolition Day.”[81] Then, in 2023, it was announced that the Federal Reserve had launched an investigation into

Marcus in 2022 after a routine review of Goldman Sachs’s consumer business segment in 2021, citing concerns related to Marcus’s monitoring, control systems, and oversight.[82] A Wells Fargo banking analyst, Mike Mayo, said:

Another investigation into the consumer business makes Goldman’s foray into consumer (banking) look even worse, and can reduce management credibility, particularly given so many statements about GS’ ability to manage risk and build best-in-class platforms… The investigation, along with poor disclosure and other regulatory investigations, will increase the risk associated with owning GS and its cost of capital.83

The abysmal financial performance and regulatory issues related to Marcus have created problems that will persist after its extinction.

-Some of the other claims of financial misconduct made against Goldman Sachs include:

oa $2.9 billion fine related to Goldman Sachs’s participation in the 1Malaysia Development Berhad fund corruption scandal that resulted in $4.5 billion being stolen from the fund.84 oa $110m settlement for unsafe and unsound business practices in the FX trading department.85

80 Lenihan, Rob. “Feds go after Goldman Sachs for not protecting your money,” The Street, January 20, 2023. See https://www.thestreet.com/investing/feds-go-after-goldman-sachs-for-not-protecting-your-money.

81 Moynihan, Lydia. “Goldman Sachs CEO David Solomon fends off attacks over consumer banking flop,” New York Post, February 28, 2023. See https://nypost.com/2023/02/28/goldman-sachs-ceo-david-solomon-fends-off-attacks-over-marcus-flop/.

82 Ibid.

83 “Goldman Sachs’ consumer business Marcus facing Fed probe: report,” New York Post, January 20, 2023. See https://nypost.com/2023/02/28/goldman-sachs-ceo-david-solomon-fends-off-attacks-over-marcus-flop/.

84 Latiff, Rozanna. “Understanding Goldman Sachs’ role in Malaysia’s 1MBD mega scandal,” Reuters, October 22, 2020. See https://www.reuters.com/article/us-goldman-sachs-1mdb-settlement-explain/understanding-goldman-sachs-role-in-malaysias-1mdb-mega-scandal-idUSKBN2772HC.

85 “Goldman Sachs agrees to pay $110 million to settle forex claims,” Reuters, May 1, 2018. See https://www.reuters.com/article/us-goldman-sachs-forex/goldman-sachs-agrees-to-pay-110-million-to-settle-forex-claims-idUSKBN1I23YJ.

The combined result of all these legal disputes has resulted in Goldman Sachs allocating $2.3 billion more in potential losses relative to last year.86

The Company has struggled unnecessarily in various areas under Mr. Solomon’s consolidated leadership. Despite Goldman Sachs’s partners taking a 50 percent pay cut over 2022, Mr. Solomon only took a 30 percent cut, reducing his total compensation to $25 million.87 A source for the New York Post appropriately wondered, “Why didn’t he take the same hit the partners took?”88

Conclusion

These examples have shown the Company has made multiple missteps and poor decisions under Mr. Solomon’s unchecked leadership, and that the Lead Independent Director has fallen short as a “robust” or “strong” counter to the CEO. The Board also has failed to mitigate or prevent the Company’s cultural acceptance of woke business practices, suboptimal strategies, and ethical shortcomings. A separate chair, with an outside perspective and clearly designated powers, has more implied authority to help avoid such risks.

For these reasons, we believe it is imperative that Goldman Sachs permanently change their corporate governance policies to require an independent Board Chair at all times.

Photo credits:

Page 6 – David Solomon, World Bank Photo Collection/Creative Commons

Page 7 – Closing ceremony of COP21, Paris, United Nations photo/Creative Commons

Page 8 – David Solomon, World Economic Forum/Creative Commons

Page 9 – David “DJ D Sol” Solomon, David Solomon/Instagram

Page 11 – Xi Jinping, UN Geneva/Creative Commons

Page 14 – Marcus app on iPhone, focal5/Creative Commons

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86 “Goldman expects $2.3 billion more in potential losses from legal disputes,” US News & World Report, February 24, 2023. See https://money.usnews.com/investing/news/articles/2023-02-24/goldman-sachs-expects-2-3-billion-more-in-potential-losses-from-legal-disputes.

87 Moynihan, Lydia. “Goldman Sachs cuts CEO David Solomon’s pay 30%, still made $25M in 2022,” New York Post, January 27, 2023. See https://nypost.com/2023/01/27/goldman-sachs-cuts-ceo-david-solomons-pay-30-amid-layoffs/.

88 Ibid.

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For questions regarding The Goldman Sachs Group, Inc., Proposal #6, “Shareholder Proposal Regarding a Policy for an Independent Chair,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.